Mail Stop 3561

February 12, 2009

<u>via U.S. mail and facsimile</u>

Paul D. Thompson, President
Mexus Gold US
1805 N. Carson Street
Box 150
Carson City, Nevada 89701

RE: **Mexus Gold US (formerly Action Fashions, Ltd.)**
        Form 10-Q/A for Quarter Ended September 30, 2009, filed January 12, 2010
        File No.: 0-52413
        Form S-8, filed November 6, 2009
        File No.: 333-162934

Dear Mr. Thompson:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document(s) in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>10-Q for the Period Ended September 30, 2009</u>

  1. We reissue comment six from our letter dated December 10, 2009. We note that you have checked the box indicating that you are not a shell company as defined by Rule 12b-2. However, in light of the fact that the revenues and inventory

relate to the predecessor business and appear to be nominal in nature, and given the developmental stage of the company in the mining business with no operating history in the mining business, please explain why you are not a shell company. In addition, please explain the ability of the company to file a Form S-8.

2. Please file Exhibit 10.4 in its entirety. We note the exhibits to Exhibit 10.4 have not been filed.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Raquel Howard (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Paul D. Thompson, President
Via facsimile to (501) 634-0070